Exhibit 99.1 July 12, 2023 To: NATIONAL BANK OF CANADA, in its capacity as Administrative Agent pursuant to the Credit Agreement referred to below And: Each Lender party to the Credit Agreement referred to below Re: Second Amended and Restated request for Consent of the Administrative Agent and the Lenders Ladies and Gentlemen: Reference is made to that certain credit agreement dated as of August 11, 2021 entered into among, inter alios, The Lion Electric Company / La Compagnie Électrique Lion, as Borrower, the guarantors from time to time party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders, and National Bank of Canada, as Administrative Agent (as amended by a First Supplemental Credit Agreement dated as of January 25, 2022, an amendment request letter dated April 29, 2022, an amendment request letter dated September 20, 2022, and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). This amended and restated request for consent and amendments amends and restates, in its entirety, the request for consent and amendments dated June 23, 2023 and the amended and restated request for consents and amendments date July 9, 2023. Capitalized terms used herein but not defined shall have the meaning given to them in the Credit Agreement. Background As previously discussed, the Borrower is contemplating entering into Debt for Borrowed Money pursuant to debentures with certain investors on or about July 12, 2023 (the “Proposed Transaction”). The Proposed Transaction shall consist of: (a) unsecured convertible debentures by a group of investors led by Investissement Québec (collectively, the “Unsecured Convertible Debtholders”) up to an aggregate principal amount of up to US$75,000,000 (the “Unsecured Convertible Debt”); (b) secured debentures by a group of investors led by Groupe Mach (collectively, the “Secured Debentures Debtholders”) up to an aggregate principal amount of CDN$100,000,000 (the “Secured Debentures Debt” and collectively with the Unsecured Convertible Debt, the “2023 Debentures Debt”) As contemplated by Section 16.2.15 of the Credit Agreement, the Credit Parties are permitted to incur the Unsecured Convertible Debt pursuant to convertible securities issued in a principal

LION – CONSENT OF THE LENDERS (JULY 2023) – PAGE 2 amount not to exceed in the aggregate US$200,000,000 at any time (the “Permitted Convertible Debt Basket”). However, the Secured Debentures Debt is not permitted pursuant to Section 16.2 of the Credit Agreement and is also expected to benefit from certain Liens, namely Liens to be granted in favour of a hypothecary representative for the benefit of such Secured Debentures Debtholders on (collectively, the “Secured Debentures Liens”) (i) all right, title and interest on the part of the Land described in paragraph (ii) of such defined term as well as on the Innovation Centre, and (ii) all right, title and interest in the universality of movable property, present and future, of the Credit Parties, in each case as security for the Secured Debentures Debt. By the terms hereof, the Credit Parties hereby request, inter alia, the consent of the Administrative Agent and the Lenders to permit the Credit Parties to incur the Secured Debentures Debt which shall be secured by the Secured Debentures Liens. We also understand that the consent of the Lenders to permit the Secured Debentures Debt is conditional upon the Permitted Convertible Debt Basket being reduced from US$200,000,000 to US$125,000,000. In connection thereto, the Credit Parties agree that in order for the Lenders to consent to the Amendments (as such expression is hereinafter defined), certain provisions of the Credit Agreement need to be amended. Such amendments include the set up of a Secured Debentures Debt Interest Reserve Account (as such expression is hereinafter defined) upon the occurrence of a Minimum 30% Availability Trigger Event (as such expression is hereinafter defined), the blockage of CDN$10,000,000 under the Revolving Facility to ensure the funding of such Secured Debentures Debt Interest Reserve Account and to provide for the delivery of cash flow projections during a Cash Flow Projections Period (as such expression is hereinafter defined). Also, although the Ratios contained in the Credit Agreement will be included by reference in the 2023 Debentures Debt, any Ratios amendments consented to in the future by the Lenders will automatically be incorporated in the 2023 Debentures Debt and any waiver by the Lenders of an Event of Default triggered by the failure of the Borrower to maintain Ratios shall also automatically apply to the holders of the 2023 Debentures Debt. Amendments In order to give effect to the foregoing, the Credit Parties hereby request the following amendments to the Credit Agreement (collectively, the “Amendments”): (a) to amend subsection 2.4.2 of the Credit Agreement by deleting the stricken text and adding the underlined text as set forth below: “2.4.2 During the Revolving Period, the Revolving Facility is available on a revolving basis such that, during the Revolving Period, subject to all the terms and conditions of this Agreement and the CDN$10M Secured Debentures Debt Interest Reserve Blockage, the Borrower may reborrow the whole or any part of any Advance previously repaid to the extent of the then Available Revolving Facility.”; (b) to add immediately after Section 2.4 of the Credit Agreement the following Section: “2.4A Set-Up of the CDN$10M Secured Debentures Debt Interest Reserve Blockage Without in any way limiting the Available Revolving Facility, until the occurrence of a Minimum 30% Availability Trigger Event, the Lenders and the Administrative Agent shall not fund an amount of CDN$10,000,000 (or the Equivalent thereof in US$) forming part

LION – CONSENT OF THE LENDERS (JULY 2023) – PAGE 3 of the Available Revolving Facility (the “CDN$10M Secured Debentures Debt Interest Reserve Blockage”). Upon the occurrence of a Minimum 30% Availability Trigger Event, if no Default exists or would result therefrom, then the Borrower shall be entitled to make a Drawdown in whole or in part the CDN$10M Secured Debentures Debt Interest Reserve Blockage to fund the Secured Debentures Debt Interest Reserve Account.”; (c) to amend Section 11.3 of the Credit Agreement by deleting the stricken text and adding the underlined text as set forth below: “11.3 Control Agreements 11.3.1 Subject to the provisions of subsection 11.3.2 as it relates to the Secured Debentures Debt Interest Reserve Account, the Borrower covenants and agrees to cause each bank accounts (other than any Excluded Account) or securities accounts (other than any Excluded Account) of the Credit Parties to be subject to a reasonably satisfactory control agreement with the Administrative Agent which shall provide, inter alia, that upon a notice given by the Administrative Agent (a Trigger Notice) the Administrative Agent shall have exclusive control in any such bank account or securities account (a Control Agreement). The Administrative Agent shall not be permitted to issue a Trigger Notice unless and until a Default has occurred and is continuing. Until such time as a Trigger Notice has been issued, the Credit Parties shall continue to have the ability to operate their accounts subject to a Control Agreement.; and 11.3.2 Within 30 days of the occurrence of a Minimum 30% Availability Trigger Event and at all times thereafter unless and until a Release Event occurs, the Borrower shall cause to be deposited in a bank account the Borrower maintains with the Administrative Agent (the Secured Debentures Debt Interest Reserve Account) an amount of CDN$10,000,000 (which amount can be funded with Revolving Loans if there is sufficient Available Revolving Facility at such time and no Default exists or would result from such Drawdown). The Secured Debentures Debt Interest Reserve Account shall be subject to a Control Agreement on which the Administrative Agent shall have exclusive control and have first ranking Liens (subject to Permitted Liens), provided, that, the Borrower shall have the right to instruct from time to time the Administrative Agent to use the proceeds deposited therein to pay the interest owed under the Secured Debentures Debt if no Default or Event of Default shall have occurred and be continuing or shall result therefrom. The Secured Debentures Debt Interest Reserve Account shall remain in place until such time as the Secured Obligations are repaid in full and cancelled unless a Release Event occurs in which case, at the request of the Borrower, the Administrative Agent shall permit the release of the funds therein held to the benefit of the Borrower if no Default or Event of Default shall have occurred and be continuing or shall result therefrom.”; (d) to add immediately after Section 14.16 of the Credit Agreement the following Section: “14.17 Terms of the 2023 Debentures Debt The Credit Parties shall at no time (i) permit that the 2023 Debentures Debt be subject to financial ratios other than for the financial ratios already contained in the executed copy of the agreements dated on or about July 14, 2023 evidencing such Debentures Debt, copies of which agreements have been delivered to the Lenders, provided, for greater certainty, that although the Ratios contained in the Credit Agreement are included by

LION – CONSENT OF THE LENDERS (JULY 2023) – PAGE 4 reference in the 2023 Debentures Debt, any Ratios amendments consented to in the future by the Lenders will automatically be incorporated in the 2023 Debentures Debt and any waiver by the Lenders of an Event of Default triggered by the failure of the Borrower to maintain Ratios shall also automatically apply to the holders of the 2023 Debentures Debt, (ii) shorten the maturity of the Secured Debentures Debt, or (iii) consent to any scheduled amortization payments under the Secured Debentures Debt.”; (e) to amend Section 15.5 of the Credit Agreement by deleting the stricken text and adding the underlined text as set forth below: “15.5 Financial Forecast and Budget Within sixty (60) days after the end of each fiscal year of the Borrower, the Borrower shall provide electronically to the Administrative Agent the board approved budget for the then current year together with the forecasted Financial Statements of the Borrower, on a consolidated basis and on an Adjusted Consolidated Basis for the then current year (on a monthly basis for the then current year) together with Ratios calculations and all reasonable explanations and copies of the information and assumptions upon which such forecasted statements are based.”; (f) to add immediately after Section 15.10 of the Credit Agreement the following Section: “15.11 Weekly 13-week cash flow At any time during a Cash Flow Projections Period, before noon on Tuesday of each week, the Borrower shall provide electronically to the Administrative Agent updated 13-week cash flow projections.”; (g) to amend subsection 16.2.15 of the Credit Agreement by deleting the stricken text and adding the underlined text as set forth below: “16.2.15 unsecured Debt, including the Unsecured Convertible Debt, incurred pursuant to convertible securities issued in a principal amount not to exceed in the aggregate US$200,000,000 125,000,000 at any time;”; (h) to add immediately after subsection 16.2.15 of the Credit Agreement of the Credit Agreement the following subsection: “16.2.15A the Secured Debentures Debt not to exceed the principal amount in the aggregate of Cdn$100,000,000 (plus up to a 1.0% upfront fee to be added as of the time of closing) at any time;”; (i) to amend Section 16.13 of the Credit Agreement by deleting the stricken text and adding the underlined text as set forth below: “16.13 Cash Hoarding The Credit Parties will not accumulate or maintain cash or Cash Equivalent Investments derived from proceeds of an Advance in an amount greater than US$ 5,000,000

LION – CONSENT OF THE LENDERS (JULY 2023) – PAGE 5 (excluding any amount deposited by the Borrower from time to time in the Secured Debentures Debt Interest Reserve Account).”; (j) to amend Section 17.6 of the Credit Agreement by deleting the stricken text and adding the underlined text as set forth below: “17.6 Cross-Default Any Credit Party: 17.6.1 defaults under (i) the SIF Debt Agreement, (ii) the, MEI Debt Agreement, or (iii) any one or more agreements, documents or instruments relating to Debt for Borrowed Money (other than the 2023 Debentures Debt to which the provisions of subsections 17.6.2 apply), the amount of which, singly or when aggregated with all such other Debt for Borrowed Money, in the case of this clause (iii) only, exceeds US$15,000,000; and, in each case, such default permits the acceleration of the payment of such Debt.; and 17.6.2 defaults under the 2023 Debentures Debt and any such default causes the creditors of any 2023 Debentures Debt to declare due and payable and accelerate all or any item or part of such 2023 Debentures Debt;”; (k) to amend paragraph (16) of the definition of “Permitted Liens” by deleting the stricken text and adding the underlined text as set forth below: “(16) Liens in favour of Investissement Québec and in favour a hypothecary representative and collateral agent (the “Representative”) for the benefit of debtholders holding Secured Debentures Debt on (i) all right, title and interest on the part of the Land described in paragraph (ii) of such defined term as well as on the Innovation Centre (collectively, the “Charged Immovables”), and (ii) all right, title and interest in the universality of movable property, present and future (collectively, the “Charged Movables”), in each case securing Indebtedness under the MEI Debt Agreement (with respect to Investissement Québec) or securing Indebtedness under the Secured Debentures Debt (with respect to the Representative), as the case may be, provided such Liens on the Charged Movables shall (a) as regards the Liens in favour of the Representative, rank senior to the Liens of the Agent on the equipment used and located in the Battery Plant, and the Agent and the Representative shall enter into an intercreditor agreement to set out the priorities with respect to the Liens created on such Charged Movables, and (ii) as regards the Liens in favour of Investissement Québec, rank subsequent to the Liens of the Agent on any other movable property until such time as Investissement Québec identifies a list of equipment specifically financed with the proceeds of the MEI Debt Agreement (such list of equipment to be acceptable to the Majority Lenders, acting reasonably) at which time the Liens of Investissement Québec on such specifically financed equipment shall be first ranking and the Agent shall execute a cession of rank of the Liens created under the Security Documents if concurrently therewith Investissement Québec releases all of its Liens on the assets of the Credit Parties other than its Liens on such specifically financed equipment and on the Charged Immovables;”;

LION – CONSENT OF THE LENDERS (JULY 2023) – PAGE 6 (l) to amend the definition of “Maturity Date” by deleting the stricken text and adding the underlined text as set forth below: “Maturity Date means August 11, 2024 2025.”; (m) by adding in Schedule “B” to the Credit Agreement the following definitions in alphabetical order: “CDN$10M Secured Debentures Debt Interest Reserve Blockage has the meaning ascribed to it in Section 2.4A; “Cash Flow Projections Period means a period (a) commencing upon the occurrence of a Minimum 30% Availability Trigger Event, and (b) continuing through and including (but ending on) the first day after such Minimum 30% Availability Trigger Event that the Available Revolving Facility has equaled or exceeded 30% of the Revolving Facility Cap then in effect for thirty (30) consecutive days.; July Request for Consent Definitions refers collectively to all the definitions set forth in the “Background” section of the Amended and restated request for consent of the Borrower dated July 6, 2023, which definitions are incorporated herein at length. Minimum 30% Availability Trigger Event means if at any time the Available Revolving Facility is less than 30% of the Revolving Facility Cap for five (5) consecutive Business Days. Release Event means if, after the occurrence of a Minimum 30% Availability Trigger Event has occurred, the first day after such Minimum 30% Availability Trigger Event that the Available Revolving Facility has equaled or exceeded 50% of the Revolving Facility Cap then in effect for sixty (60) consecutive days.” Conditions Precedent The coming into force of the Amendments shall be subject to the following conditions precedent being met (or waived) to the satisfaction of the Lenders: (a) the Administrative Agent shall have received copies of the contracts and documentation evidencing the Unsecured Convertible Debt and the Secured Debentures Debt, which documentation shall be in form and substance reasonably satisfactory to the Lenders (the Proposed Transaction Documents); (b) the Administrative Agent shall have received a copy of the intercreditor agreement to be entered into between the Representative of debtholders holding Secured Debentures Debt and the Administrative Agent; (c) the Administrative Agent shall have received a termination of the undertaking given by the Senior Lender to Investissement Québec in connection with the MEI Debt Agreement to provide a cession of rank to Investissement Québec on the Battery Plant specifically financed with the proceeds of Investissement Québec; (d) as consideration for the Lenders agreeing to the Amendments and extend the Revolving Facility for an additional one-year, you agree to pay or cause to be paid to the

LION – CONSENT OF THE LENDERS (JULY 2023) – PAGE 7 Administrative Agent, for the benefit of each Lender, an extension fee equal to 0.10% of such Lender’s Revolving Commitment. The extension fee shall be earned, due and payable on the date on which the Amendments come into effect; and (e) the Administrative Agent shall have a certificate of an officer of the Borrower attesting as to certain matters of fact including, without limitation, (i) that the Proposed Transaction has been consummated all material respects in accordance with the Proposed Transaction Documents, and (ii) that no event has occurred and is continuing, or would result from the execution and consummation of the Amending Agreement, which constitutes a Default or an Event of Default that no event has occurred and is continuing, or would result from the execution and consummation of the Proposed Transaction, which constitutes a Default or an Event of Default. Effectiveness We understand that the Administrative Agent’s and the Lenders’ consent is required in connection with the foregoing consent and the Amendments. Upon receipt of the Administrative Agent’s and the Lenders’ consent to the foregoing and the Amendments, the Credit Agreement shall be deemed to have been amended without the need to execute any additional documentation. The Administrative Agent and the Lenders are asked to provide responses before 3:00 p.m. on July 13, 2023. Each of the Administrative Agent and each Lender should signify its response by returning a signed copy of this request (see Approval signature pages below) to the Administrative Agent by email at syndication@bnc.ca. Yours truly, THE LION ELECTRIC COMPANY LA COMPAGNIE ÉLECTRIQUE LION By: /s/ Nicholas Brunet Executive Vice-President and Chief Financial Officer

LION – CONSENT OF THE LENDERS (JULY 2023) – SIGNATURE PAGE APPROVAL OF THE REQUEST OF THE BORROWER Each of the undersigned consents to foregoing and to the Amendments. NATIONAL BANK OF CANADA in its capacity as Administrative Agent By: /s/ Luc Bernier Managing Director By: /s/ Dominic Albanese Managing Director NATIONAL BANK OF CANADA BANK OF MONTREAL By: /s/ Luc Bernier By: /s/ Jean Gagne Managing Director Managing Director By: /s/ Dominic Albanese By: /s/ Caroline Hallé Managing Director Director FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: /s/ Michel Tolédano Directeur By: /s/ Genevieve Baillargeon Vice-Présidente